ZERCO SYSTEMS INTERNATIONAL, INC.
7140 Brookwood Drive
Brookfield, Ohio 44403

April 8, 2010

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:           Zerco Systems International, Inc. Application For Withdrawal on Form RW pursuant to Rule 477 of the Securities Act of 1933, as amended, Registration Statement on Form 10 (File No. 000-53893)

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Zerco Systems International, Inc. (the “Company”) hereby respectfully request the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form 10 (File No. 000-53893), together with all exhibits thereto, initially filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2010 (collectively, the “Registration Statement”).

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company is withdrawing the Registration Statement to avoid the automatic effectiveness of the Registration Statement sixty days after its initial filing before the Company has had an opportunity to fully respond to the comments of the Commission staff and complete its audit for the year ended December 31, 2009. The Company intends to re-file the Form 10 once the Company has fully responded to the comments of the Commission staff and completed the audit for fiscal year ended December 31, 2009. Please note the Registration Statement was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted. Please send copies of the written order granting withdrawal of the Registration Statement to John A. Niotti-Soltesz at the abovementioned address, facsimile number (330) 448-7900, with a copy to Christopher D. Seamster, Ellenoff, Grossman & Schole LLP, 150 East 42nd Steet, 11th Floor, New York, New York 10017, facsimile number (212) 370-7889.

If you have any questions with respect to this matter, please contact Christopher D. Seamster of Ellenoff, Grossman & Schole LLP at (212) 370-1300.

Sincerely,
ZERCO SYSTEMS INTERNATIONAL, INC.

/s/ John A. Niotti-Soltesz John A. Niotti-Soltesz
President